PARAMOUNT RESOURCES LTD.
Calgary, Alberta

June 25, 2004

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES U.S.$125 MILLION NOTES OFFERING

Paramount Resources Ltd. has agreed to sell U.S.$125 million of 8 7/8% senior unsecured notes due 2014 to a group of underwriters for public offering in the United States. The notes offering is expected to close on June 29, 2004. Proceeds from the notes offering are expected to be used to fund Paramount’s previously announced acquisition of oil and natural gas assets in the Kaybob and Fort Liard areas, which is expected to close on June 30, 2004.

The underwriters for the notes offering are UBS Investment Bank, Harris Nesbitt, CIBC World Markets and Scotia Capital.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification, under the securities laws of any such state.

A copy of the prospectus relating to the notes offering can be obtained from Paramount at Suite 4700, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: B.K. Lee, Chief Financial Officer.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994